UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _)

ALMOST NEVER FILMS, INC.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

020410106

(CUSIP Number)

Damiano Tucci

100 Orndorf Drive, #733

Brighton, MI 48116

424-262-9555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020410106	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Damiano Tucci
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 31,058,991
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 31,058,991
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,058,991
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.33%
14.	TYPE OF REPORTING PERSON (see instructions) IN

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ITEM 1. SECURITY AND ISSUER.

This Schedule 13D is filed by Damiano Tucci and refers to shares of common stock of Almost Never Films, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 8605 Santa Monica Blvd #98258, West Hollywood, California 90069-4109.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	This Schedule 13D is being filed on behalf of Damiano Tucci (the “Reporting Person”).

(b)	The principal business address for the Reporting Person is 100 Orndorf Drive, #733 Brighton, MI 48116.

(c)	The Reporting Person is the Chief Operating Officer of the Issuer.

(d)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(e)	The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All funds used in the purchase of the 31,058,991 shares of common stock of the Issuer were personal funds of the Reporting Person. The common stock was purchased for a total of $600.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person intends to hold the shares of Common Stock for investment purposes. The Reporting Person currently has no plans or proposals, though he retains the right, to subsequently devise or implement plans or proposals, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”); or (j) any action similar to any of those enumerated above.

Notwithstanding the above, the Reporting Person is aware that the Issuer may attempt to complete a 1 for 40 reverse stock split, which had previously been rejected by FINRA.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person beneficially holds 31,058,991 shares of the Company, which is 16.33% of the current issued and outstanding shares.

(b) The Reporting Person has sole power to vote and the sole power to dispose of the shares.

(c) Other than the purchase described above, the Reporting Person has engaged in no transaction during the past 60 days in any shares of the Company's common stock or securities of its subsidiaries.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAMIANO TUCCI

/s/ Damiano Tucci
Damiano Tucci

August 29, 2017
Date

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